EXHIBIT 99.1

GameSquare Celebrates Complexity Gaming’s 20th year Anniversary

Celebrations include a 20th Anniversary Party Presented by Miller Lite, a panel with founder Jason Lake, and multiple events at the Dallas DreamHack Festival

June 2, 2023, Frisco, Texas – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME; TSXV: GAME) is thrilled to announce the 20th anniversary of its subsidiary, Complexity Gaming one of North America's oldest and most established esports organizations.

Complexity Gaming was founded in 2003 by Jason Lake, Head of Esports for GameSquare, and has evolved into a leading esports organization, pushing the boundaries of competitive gaming and leaving an indelible mark on the industry. Complexity Gaming has attracted some of the world's most talented esports athletes, cementing its reputation as a breeding ground for top-tier talent. With a strong emphasis on community engagement and a commitment to nurturing aspiring gamers, Complexity Gaming has become synonymous with excellence, integrity, and the relentless pursuit of victory. The company continues to shape the esports landscape, paving the way for future generations of esports enthusiasts and competitors alike. Throughout its history, Complexity's esports teams have won more than 140 championships in nearly 30 game titles.

"I am incredibly proud of Complexity Gaming's 20-year journey, the tremendous achievements of Jason Lake, and the significant impact we have made in shaping the esports industry," said Justin Kenna, CEO of GameSquare Holdings, Inc. "This milestone represents our unwavering commitment to excellence, innovation, and the power of community. As we celebrate this remarkable achievement, we look forward to continuing our mission of driving growth and fostering unforgettable experiences for esports enthusiasts worldwide."

"We are excited to celebrate Complexity Gaming's anniversary as part of the GameSquare platform," said Jason Lake, "This milestone not only symbolizes our organization's longevity but also showcases the evolution and growth of the esports industry as a whole. We are grateful for the unwavering support of our partners, Lenovo, Miller Lite and Vivior whose contributions have made this celebration possible."

To celebrate, Complexity Gaming has organized the following experiences that coincide with the Dallas DreamHack Festival including:

•	20 Year Anniversary Party Presented by Miller Lite at the Lenovo Legion Esports Center.
•	A panel featuring Complexity Gaming's Jason Lake who will provide insights into the organization's journey, the evolution of esports, and the vision that has propelled Complexity Gaming to its esteemed position today.
•	As part of the DreamHack festival, Complexity will showcase the fusion of technology, competition, and community with the support of sponsors Vivior and Roland by holding a range of experiences at their both, including an exclusive Halo activation and meet and greet with some Complexity Talent.

Complexity was acquired by GameSquare in 2021, which brought in key investors including Jerry Jones, John Goff  and Travis Goff.  In addition, through a multi-year partnership, GameSquare is the agency of record for Dallas Cowboys esports and gaming business. Complexity is now known as the Dallas Cowboys of Gaming, sharing its headquarters and best-in-class esports facilities with the Dallas Cowboys in Frisco, Texas.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

Forward-Looking Information

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Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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